March 31, 2011

Via Edgar and Fax

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pluristem Therapeutics Inc. Form 10-K for the Fiscal Year Ended June 30, 2010 Filed September 21, 2010 (the “Filing”) File No. 001-31392

Dear Mr. Rosenberg:

This letter responds to the letter dated March 10, 2011 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission resulting from the staff’s review of the Filing of Pluristem Therapeutics Inc. (“Pluristem” or the “Company”) identified above. Our responses are set out below following the text of the Comment Letter to which each response relates. Unless the context otherwise requires, references in this letter to “we,” “us,” and “our” refer to Pluristem Therapeutics Inc. as required by the context.

Intellectual Property, page 7

1.
Please provide proposed draft disclosure for inclusion in future filings detailing additional information about your material patents including the number of pending and issued patents you own and the range of expiration dates for the patents.

Response:

We propose to include the following discussion in future filings, as applicable, subject to updates after the date hereof:

Our intellectual property portfolio is focused on developing a three-dimensional model of the human cell expansion process, mimicking the natural environment of their expansion in the human body. We understand that our success will depend on maintaining our intellectual property superiority over competition and therefore we are committed to protecting our technology and product candidates via patents and other methods described below.

United States Securities and Exchange Commission

March 31, 2011

As of today, Pluristem is the full owner of 15 granted patents and of 60 pending patent applications in the U.S. and Europe as well as in additional countries worldwide, including in the Far East and South America.

Based on the well established understanding that the characteristics and therapeutic potential of a cell product are largely determined by the source of the cells and by the methods and conditions used during their manufacturing process, our portfolio includes multilayered claims on the various unique aspects of Adherent Stromal Cells, or ASCs.

Our portfolio includes claims on:

•	Our propriety 3D Stromal Cells expansion method;
•	Composition of matter claims on the cells;
•	The therapeutic use of PLX cells for the treatment of a large variety of medical conditions; and
•	Selection criteria for determination of cells suitable for administration.

Through our experience with ASC-based product development, we have developed expertise and know-how in this field. We have built the ability to manufacture clinical grade ASCs in-house. Most aspects of the technology are covered by patents and patent applications. In addition, specific aspects are kept as know-how, protected by Pluristem’s confidentiality agreement policies with our employees, consultants, contractors, manufacturers and advisors. These agreements generally provide for protection of confidential information, restrictions on the use of materials and assignment of inventions conceived during the course of performance of services for us.

Pluristem is the full and sole owner of its intellectual property and we have no obligations to pay royalties to any third party, except for royalties to the Israeli Office of Chief Scientist, or the OCS (see note 6D in our audited consolidated financial statements for fiscal 2010 included elsewhere in this Form 10-K).

The intellectual property coverage of Pluristem’s technology and biologic drug candidates is multilayered and relies on multiple patents in combination. The following table provides a description of our key patents and patent applications and is not intended to represent an assessment of claims limitations or scope. The expiration dates of these patents, based on filing dates, range from 2019 to 2026. Actual expiration dates will be determined according to extensions received based on the Hatch-Waxman Act.

Patent	Jurisdiction	Subject Matter	Related Product(s)
Method And Apparatus For Maintenance And Expansion Of Hemopoietic Stem Cells And/Or Progenitor Cells	United States Japan, Europe, Mexico, Australia, South Africa, Israel, Russia, New Zealand, India, China Hong Kong, Canada	Process and methods	PLX
Methods for Cell Expansion and Uses of Cells and Conditioned Media Produced Thereby for Therapy	United States Japan, Europe, Mexico, Australia, South Africa, Israel, Russia, New Zealand, India, China Hong Kong, Canada, Brazil, Korea, Singapore	Process and methods, Composition of matter, Method of treating	PLX
Adherent Cells from Adipose or Placenta Tissues and Use Thereof in Therapy	United States Japan, Europe, Mexico, Australia, South Africa, Israel, Russia, New Zealand, India, China Hong Kong, Canada, Brazil, Korea, Singapore	Composition of matter, Method of treating	PLX

United States Securities and Exchange Commission

March 31, 2011

Business Experience, page 27

2.
Please provide proposed draft disclosure for inclusion in future filings discussing the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve on your company’s board, as required by Item 401(e)(1) of Regulation S-K.

Response:

We propose to include the following discussion in future filings, as applicable, subject to updates after the date hereof:

The following is a summary of the education and business experience of each director during at least the past five years, indicating each person’s principal occupation during the period, and the name and principal business of the organization by which they were employed. In addition, following each such summary are the reasons why we concluded that each director should serve on our Board of Directors.

Zami Aberman

Mr. Aberman became our Chief Executive Officer and President in September 2005 and a director of the Company in November 2005. Mr. Aberman has served as our Chairman of the Board since April 2006, and between May 2007 and February 2009 he was Co-Chairman with Mr. Mark Germain. He has 25 years of experience in marketing and management in the high technology industry. Mr. Aberman has held positions of Chief Executive Officer and Chairman in Israel, the United States, Europe, Japan and Korea. He has operated within high-tech global companies in the fields of automatic optical inspection, network security, video over IP, software, chip design and robotics. Mr. Aberman serves as the Chairman of Rose Hitech Ltd., a private investment company. He has served in the past as the Chairman of VLScom Ltd., a private company specializing in video compression for HDTV and video over IP and as a director of Ori Software Ltd., a company involved in data management. Prior to that, Mr. Aberman served as the President and CEO of Elbit Vision System Ltd. (EVSNF.OB), a company engaged in automatic optical inspection.  Prior to his service with the Company, Mr. Aberman has served as President and CEO of Netect Ltd., specializing in the field of internet security software and was the Co-Founder, President and CEO of Associative Computing Ltd., which developed an associative parallel processor for real-time video processing. He has also served as Chairman of Display Inspection Systems Inc., specializing in laser based inspection machines and as President and CEO of Robomatix Technologies Ltd. In 1992, Mr. Aberman was awarded the Rothschild Prize for excellence in his field from the President of the State of Israel. Mr. Aberman holds a B.Sc. in Mechanical Engineering from Ben Gurion University in Israel.

We believe that Mr. Aberman’s qualifications to sit on our Board of Directors include his years of experience in the financial markets in Israel and globally, as well as his experience in serving as the CEO of publicly traded entities.

United States Securities and Exchange Commission

March 31, 2011

Nachum Rosman

Mr. Rosman became a director of the Company in October 2007. In 1999, Mr. Rosman founded Talecity Ltd., a movie production company, and has since been serving as its Chief Financial Officer. In addition he provides management and consulting services to startup companies in the financial, organizational and human resource aspects of their operations. Mr. Rosman also serves as a director at several privately held companies. Throughout his career, Mr. Rosman held Chief Executive Officer and Chief Financial Officer positions in Israel, the United States and England. In these positions he was responsible, among other things, for finance management, fund raising, acquisitions and technology sales.

Mr. Rosman holds a B.Sc. in Management Engineering and an M.Sc. in Operations Research from the Technion, Haifa, Israel. Mr. Rosman also participated in a Ph.D. program in Investments and Financing at the Tel Aviv University, Israel.

We believe that Mr. Rosman’s qualifications to sit on our Board of Directors include his years of experience in the high-tech industry, as well as his knowledge and familiarity with corporate finance.

Doron Shorrer

Mr. Shorrer became a director of the Company in October 2003. Mr. Shorrer also serves as a director of other companies: AIG Israel Insurance Company Ltd., Omer Insurance Mutual Fund, Massad Bank, Provident Fund of employees of the Israel Electric Company Ltd., Gold Bond Logistic Group and B. Yair - a construction company, the last two companies that are trading at the Tel-Aviv Stock Exchange. Between 2002 and 2004 he was Chairman of the Boards of Phoenix Insurance Company, one of the largest insurance companies in Israel, and of Mivtachim Pension Benefit Group, the largest pension fund in Israel. Prior to serving in these positions, Mr. Shorrer held senior positions that included Arbitrator at the Claims Resolution Tribunal for Dormant Accounts in Switzerland; Economic and Financial Advisor, Commissioner of Insurance and Capital Markets for the State of Israel; Member of the board of directors of “Nechasim” of the State of Israel; Member Committee for the Examination of Structural Changes in the Capital Market (The Brodet Committee); General Director of the Ministry of Transport; Co-Founder and director of an accounting firm with offices in Jerusalem, Tel-Aviv and Haifa; Member of the Lecture Staff of the Amal School Chain; Chairman of a Public Committee for Telecommunications; and Economic Consultant to the Ministry of Energy. Among many areas of expertise, Mr. Shorrer formulates, implements and administers business planning in the private and institutional sector in addition to consulting on economic, accounting and taxation issues to a large audience ranging from private concerns to government ministries. Mr. Shorrer holds a B.A. in Economics and Accounting and an M.A. in Business Administration (specialization in finance and banking) from the Hebrew University of Jerusalem and is a Certified Public Accountant (ISR).

We believe that Mr Shorrer’s qualifications to sit on our Board of Directors include his years of experience in the high-tech industry, his vast skill and expertise in accounting and economics, as well as his knowledge and familiarity with corporate finance.

United States Securities and Exchange Commission

March 31, 2011

Hava Meretzki

Ms. Meretzki became a director of the Company in October 2003. Ms. Meretzki is an attorney and since 2009 has been a partner in the law firm of Meretzki - Tavor in Haifa, Israel. Ms. Meretzki specializes in civil, trade and labor law and is presently Vice-Chairman for the National Council of the Israel Bar Association. In addition, Ms. Meretzki was nominated to be a member of the committee that nominates legal advisers for Israeli governmental companies.

Ms. Meretzki received a Bachelors Degree in Law from the Hebrew University in 1991 and was admitted to the Israel Bar Association in 1993.

We believe that Ms. Meretzki’s qualifications to sit on our Board of Directors include her years of experience with legal and corporate governance matters.

Isaac Braun

Mr. Braun became a director of the Company in July 2005. Mr. Braun is a business veteran with entrepreneurial, industrial and manufacturing experience. He is a co-founder and has been a board member of several hi-tech start-ups in the areas of e-commerce, security, messaging, search engines and biotechnology. Mr. Braun is involved with advising private companies on raising capital and business development.

We believe that Mr. Braun’s qualifications to sit on our Board of Directors include his years of experience in the high-tech industry, as well as his knowledge and familiarity with corporate finance.

Israel Ben-Yoram

Mr. Ben-Yoram became a director of the Company in January 2005. He has been a director and partner in the accounting firm of Mor, Ben-Yoram and Partners in Israel since 1985.  In addition, since 1992, Mr. Ben-Yoram has been a shareholder and has served as the head director of Mor, Ben-Yoram Ltd., a private company in Israel in parallel to the operation of Mor, Ben-Yoram and Partners.  This company provides management services, economic consulting services and other professional services to businesses. Furthermore, Mr. Ben-Yoram is the CEO of Eshed Dash Ltd. and Zonbit Ltd. During 2003-2004 Mr. Ben-Yoram served as a director of Brainstorm Cell Therapeutics Inc. (BCLI) and Smart Energy solutions, Inc. (SMGY), both of which were traded on the NASDAQ.

Mr. Ben-Yoram received a B.A. in accounting from the University of Tel Aviv, an M.A. in Economics from the Hebrew University of Jerusalem, an LL.B. and an MBA from Tel Aviv University and an LL.M. from Bar Ilan University. In addition, Mr. Ben-Yoram is qualified in arbitration and in mediation.

We believe that Mr. Ben-Yoram’s qualifications to sit on our Board of Directors include his years of experience in the high-tech industry, his experience serving as a director of NASDAQ companies, as well as his knowledge and familiarity with corporate finance and accounting.

Mark Germain

Mr. Germain became a director of the Company in May 2007.  Between May 2007 and February 2009, Mr. Germain served as Co-Chairman of our Board.  For more than five years, Mr. Germain has been a merchant banker serving primarily the biotech and life sciences industries.  He has been involved as a founder, director, chairman of the board of, and/or investor in, over twenty companies in the biotech field, and assisted many of them in arranging corporate partnerships, acquiring technology, entering into mergers and acquisitions, and executing financings and going public transactions.  He graduated from New York University School of Law in 1975, Order of the Coif, and was a partner in a New York law firm practicing corporate and securities law before leaving in 1986.  Since then, and until he entered the biotech field in 1991, he served in senior executive capacities, including as president of a public company, which was sold in 1991. In addition to being Co-Chairman of the Company, Mr. Germain is a director of the following publicly traded companies: Stem Cell Innovations, Inc., ChromaDex, Inc., Omnimmune Corp. and Collexis Holdings, Inc.  He is also a co-founder and director of a number of private companies in the biotechnology field.

We believe that Mr. Germain’s qualifications to sit on our Board of Directors include his years of experience in the biotech industry, his experience serving as a director of public companies, as well as his knowledge and familiarity with corporate finance.

United States Securities and Exchange Commission

March 31, 2011

Shai Pines

Mr. Pines became a director of the Company in December 2008.  Mr. Pines is a lawyer admitted to practice law in the State of Israel since 1981. He is a partner with, and heads the Commercial and International Transactions Department of, the Israeli law firm of Hamburger Evron & Co. From 2000 to 2009, Mr. Pines served as a member of the Supervisory Board of Globe Trade Centre SA (GTC), a Polish company, which is traded on the Warsaw Stock Exchange, and from 2000 to 2005 as a member of the Supervisory Board of GTC International BV, a Dutch private company. Mr. Pines is also a member of the Board of Governors of the Law Faculty of the Tel-Aviv University since 2006. Mr. Pines holds an MBA degree from Kellogg School of Management, Northwestern University, & the Leon Recanati Graduate School of Business Administration, Tel-Aviv University and an LL.B. degree from Tel-Aviv University. During the last decade Mr. Pines was a member of the Executive Committee of Micha Tel-Aviv - the Multidisciplinary Center for Children with Hearing Loss. As of 2009 Mr. Pines is a member of the Audit Committee of Micha Tel-Aviv.

We believe that Mr. Pines’s qualifications to sit on our Board of Directors include his years of experience in the high-tech industry, his experience serving as a director of public companies, as well as his knowledge and familiarity with corporate finance.

Notes to Consolidated Financial Statements
Note 7: Share Capital and Stock Options, page F-29

3.
The warrant agreements for certain of your warrant issuances indicate that the exercise prices are subject to adjustment in the event that you issue equity at a price per share less than the volume weighted average price at the record date. Please explain to us why you have not apparently reclassified these warrants to liabilities effective July 1, 2009 under FASB ASC 815-40-15 with transition guidance at FASB ASC 815-10-65-3. In addition, it appears that some of the warrants were issued in connection with registered unit offerings. Please confirm that those warrants have been classified as liabilities or tell us why liability classification is not required.

Response:

The warrant agreements for certain of our warrants indicate that the exercise prices are subject to adjustment. We note that this provision would operate to adjust for the dilution to the warrant holders resulting from the occurrence of a specified dilutive event, a future rights offering to all shareholders of our warrants at a price below the volume weighted average price. We believe that this provision is consistent with Example 17 illustrated in ASC 815-10-65-3. This adjustment is based upon a mathematical calculation that determines the direct effect that such dilutive events would have on the price of the underlying shares. We note that it does not adjust for the actual change in the market price of the underlying shares upon the occurrence of this event. As a result, we concluded that the warrants referred to in the Comment Letter do not require separate liability classification under ASC 815-15-40-15.

United States Securities and Exchange Commission

March 31, 2011

Item 9A.Controls and Procedures.
Management’s Report on Internal Control Over Financial Reporting, page 26

4.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

•	How do you evaluate and assess internal control over financial reporting?
o
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

o	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

The Company operates in one location, Matam Building 20 Haifa, Israel, and applies its internal control over financial reporting in this location.

The Company engaged Grant Thornton Israel (“GT”), which is one of the largest and leading providers of internal auditing services in Israel, as its internal auditors, in order to the address financial reporting risks.

The Company conducts risk assessment of its activities in order to identify potential risks, and has selected the Committee of Sponsoring Organizations of the Treadway Commission framework for defining the internal control concept, assessing its internal control over financial reporting, and implementing Section 404 of the Sarbanes-Oxley Act of 2002.

United States Securities and Exchange Commission

March 31, 2011

Internal control over financial reporting is conducted by the Company with the assistance and support of GT, subject to management’s oversight, on three levels, as follows:

1.	Entity level controls documentation and testing

In order to ascertain the effective design and operation of the management-level controls, audit questionnaires are sent to senior executives of the Company. The questionnaires document the entity-level controls pertaining to the following issues:

•	Control environment – The control environment establishes the overall tone for the organization and is the foundation for all other components of internal control.
•
Risk assessment - Another component of internal control is risk assessment. For an entity to exercise effective control, it must establish objectives and understand the risks it faces in achieving those objectives.

•	Control activities - Control activities are the policies and procedures that help to ensure that management’s directives are implemented.
•
Information technology – The information and communication component includes the systems that support the identification, capture, and exchange of information in a form and time frame that enable personnel to carry out their responsibilities and financial reports to be generated accurately.

•	Monitoring - Monitoring is the continuous processes that management uses to assess the quality of internal control performance over time.

During the course of the documentation and testing phases, testing is conducted on the entity-level controls, in accordance with the results of the processing of the management questionnaires.

2.	Information technology general controls

The Company applies internal governance and control over its information technology (“IT”), including documentation and testing of IT related items and activities. The Company uses the Control Objectives for Information and related Technology (“COBIT”) framework for IT governance and control in order to manage and assess the risks associated with IT, and to ensure the integrity of information.

3.	Process/classes of transaction level control documentation and testing

This work includes documentation and evaluation of the controls, and an analysis of the effectiveness of the individual work processes.

•	How do you maintain your books and records and prepare your financial statements?
o
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

o
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

United States Securities and Exchange Commission

March 31, 2011

Response:

The Company is a Nevada corporation. Its wholly-owned subsidiary, Pluristem Ltd. (the “Subsidiary”), is a corporation incorporated under the laws of the State of Israel.  The Company and the Subsidiary currently conduct their clinical trials in the United States, but substantially all of their operations are being conducted outside of the United States.  Nonetheless, the Company and the Subsidiary have, since inception, prepared their consolidated financial statements in accordance with U.S. GAAP. In order to ensure the effectiveness of the Company’s internal control over financial reporting and that the Company’s consolidated financial statements are prepared in accordance with U.S. GAAP standards, the Company maintains certain procedures and internal controls and verifies that the financial personnel have the appropriate knowledge, experience and skills to prepare the Company’s consolidated financial statements in accordance with U.S. GAAP standards.  The Company’s financial personnel, who adopt and apply accounting policies, include the Company’s Chief Financial Officer and the Company’s Controller (the “Controller”). The Company’s financial personnel have the appropriate educational background and experience and are provided with the proper training for applying U.S. GAAP. The Company’s financial personnel participate on a regular basis in professional conferences, which discuss changes in accounting policies in U.S. GAAP. The Company’s financial personnel also receive periodical professional reading materials and updates from the Company’s auditors.

The Company keeps its standards and implements new accounting procedures under U.S. GAAP in order to ensure its internal control over financial reporting, as follows: the Controller examines the applicable accounting treatment and reports to the Chief Financial Officer. The Chief Financial Officer then reviews and considers the Controller’s recommendations. Furthermore, the Company consults with its independent auditors, where appropriate, in selecting and implementing new accounting procedures under U.S. GAAP.

As part of the preparation of the financial statements, and as part of its Sarbanes–Oxley Section 404 assessment of internal control over financial reporting, the Company utilizes a checklist to assure accurate and compliant disclosure will be included in the financial statements and in accordance with U.S. GAAP.

•	What is the background of the people involved in your financial reporting?
o
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

United States Securities and Exchange Commission

March 31, 2011

Response:

The Company employs three full-time employees in its financial department. As discussed above, the Company also retains GT as its internal auditors in order to better enforce and evaluate the effectiveness of its internal control over financial reporting. Our Chief Financial Officer and our Controller are involved in preparing our financial statements for SEC reporting. Below is the description of experience of our Chief Financial Officer, the Controller and the Company’s bookkeeper.

Chief Financial Officer:

Our Chief Financial Officer, Mr. Yaky Yanay, is responsible for supervising the preparation of our financial statements. Mr. Yanay has over 12 years of experience in implementation of U.S. GAAP. Mr. Yanay was appointed as our Chief Financial Officer and Secretary in November 2006. Prior to joining us, Mr. Yanay was the Chief Financial Officer of Elbit Vision Systems Ltd., a public company traded over the OTC Bulletin Board. Prior to that Mr. Yanay served as manager of audit groups of the technology sector at Ernst & Young Israel, implementing audits in accordance with U.S. GAAP. Mr. Yanay holds a bachelor’s degree with honors in business administration and accounting and is a Certified Public Accountant in Israel.

Company’s Controller:

The Controller is responsible for preparing our financial statements in accordance with U.S. GAAP. The Controller has over 12 years of experience in accounting and auditing. The Controller was appointed to her position in 2007. Prior to joining us, the Controller was the controller of an Israeli corporation, and prior to that the Controller served as a senior auditor for industrial and technology companies at KPMG Israel, implementing audits in accordance with U.S. GAAP. The Controller holds a bachelor’s degree with honors in economy and accounting and is a Certified Public Accountant in Israel.

Company’s Bookkeeper:

The Company’s bookkeeper is responsible for computing, classifying and recording numerical data to keep the Company’s financial records complete. The Company’s bookkeeper has over 19 years of experience in providing bookkeeping services, and previously worked as a bookkeeper for several technology companies in Israel. The Company’s bookkeeper holds a level 3 degree in bookkeeping management.

o	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of Internal control over financial reporting for the most recent fiscal year end.

United States Securities and Exchange Commission

March 31, 2011

Response:

As described above, GT assists the Company to conduct internal control over financial reporting, but is not involved in the evaluations of such internal control. Neither GT nor any other accounting firm is involved in the preparation of the Company’s financial statements.

o
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

The Company does not retain individuals who are not its employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

•	Please describe your audit committee financial expert’s qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Response:

Mr. Israel Ben-Yoram has been determined to be our audit committee financial expert.  Mr. Ben-Yoram holds a B.A. degree in Economics and Accounting from the Tel Aviv University, an M.A. degree in Economics from the Tel Aviv University, an M.B.A. degree from the Tel Aviv University, and an LL.M. degree from Bar Ilan University. Mr. Ben-Yoram is a Certified Public Accountant in Israel. During 2003-2004 Mr. Ben-Yoram served as a director of Brainstorm Cell Therapeutics Inc (BCLI) and Smart Energy Solutions, Inc. (SMGY), both of which were traded on the NASDAQ. We believe that Mr. Ben-Yoram’s qualifications to be our audit committee financial expert include his vast experience, skills, education and expertise in accounting, auditing, economics and law, as well as his knowledge and familiarity in corporate finance and his involvement over many years, serving as a director of U.S. public companies.

United States Securities and Exchange Commission

March 31, 2011

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your comment and welcome the opportunity to discuss with you our response provided above. Please call me at (972) 74-710-7107, or Oded Har-Even, Esq. at (212) 660-5002, or Howard E. Berkenblit, Esq. at (617) 338-2979, both attorneys at Sullivan & Worcester LLP, if you have any questions or require additional information.

Respectfully, PLURISTEM THERAPEUTICS INC. By: /s/ Yaky Yanay Yaky Yanay Chief Executive Officer

cc:	Howard E. Berkenblit, Esq. Oded Har-Even, Esq.